Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China
(Stock Code: 902)

ANNOUNCEMENT OF ANNUAL RESULTS FOR 2015

Power generation by domestic power plants:	320.529 billion kWh

Consolidated operating revenue:	RMB128.905 billion

Net profit attributable to equity holders of the Company:	RMB13.652 billion

Earnings per share:	RMB0.94

Proposed dividend:	RMB0.47 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2015.

For the twelve months ended 31 December 2015, the Company realized operating revenue of RMB128.905 billion, representing an increase of 2.79% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB13.652 billion, representing an increase of 26.91% as compared with the same period last year. Earnings per share amounted to RMB0.94. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.47 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2015

In 2015, the Company actively responded to the new environment and new demand arising from the development of the power market, implemented and progressed the relevant work, maintained stable overall production safety and made efforts on cost control. The operating result of the Company reached a record high while the Company continued to fulfill the duties of providing sufficient, reliable and green power to the society.

1.	Operating Results

For the twelve months ended 31 December 2015, the Company realized operating revenue of RMB128.905 billion, representing an increase of 2.79% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB13.652 billion, representing an increase of 26.91% as compared with the same period last year. Earnings per share amounted to RMB0.94.

As at the end of 2015, net assets per share attributable to equity holders of the Company amounted to RMB5.54, representing an increase of 13.99% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 21 March 2016 and reviewed the 2015 annual results of the Company.

2.	Power Generation

Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 320.529 billion kWh, representing an increase of 8.9% year-on-year. The electricity sold amounted to 301.979 billion kWh, representing an increase of 8.8% year-on-year. Newly acquired entities and newly operated generating units mainly contributed to the power generation growth of the Company.

The annual average utilization hours of the Company’s domestic power plants reached 4,147 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.

3.	Cost Control

Fuel costs represented a major part of the operation cost of the Company. By reinforcing cooperation with major coal mines, perfecting pricing mechanism, seizing opportunities arising from the market, continuously exploring new coal resources and conducting spot tender procurement, the Company managed to have a better control over the fuel procurement costs. The annual fuel costs per unit of power sold of the Company’s domestic power plants was RMB173.67/ MWh, representing a decrease of 13.68% compared to same period last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2015, the Company continued to lead its peers in terms of production safety, technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 94.40% and its weighted average house consumption rate was 4.60%. The average yearly coal consumption rate of the Company’s domestic coal-fired units for the power generated was 290.96 grams/kWh, which was 1.23 grams/kWh lower than that of the same period last year. The Company’s domestic average coal consumption rate for power sold was 308.56 grams/kWh, representing a decrease of 0.86 grams/kWh from that of the same period last year.

The Company continued to increase efforts in comprehensive technological renovation for energy saving and emission reduction of its existing units. Also, the Company will gradually upgrade the environment protection facilities of coal-fired generating units, implement the requirements on ultra-low emissions and new energy consumption standards on coal-fired generating plant and improve the performance of the Company in energy conservation and environmental protection, realizing clean and green development.

5.	Project Development

The construction of power generating projects of the Company progressed smoothly. In 2015, the controlled generating capacity of the newly commissioned coal-fired, gas turbine, wind generating units, hydropower units and photovoltaic generating units of the Company was 2,370 MW, 859 MW, 714 MW, 40 MW and 5 MW, respectively. As of 21 March 2016, the Company’s controlled and equity-based generating capacities were 82,331 MW and 74,399 MW, respectively.

6.	Capital Operation

In November 2015, the Company completed the non-public issuance of a total of 780,000,000 new H Shares at the issue price of HK$7.32 each, with total proceeds of approximately HK$5.71 billion from the issuance. Upon completion of the issuance, the total issued shares of the Company increased from 14,420,383,440 shares to 15,200,383,440 shares, and the total issued H Shares increased from 3,920,383,440 shares to 4,700,383,440 shares.

7.	Overseas Business

In 2015, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. The total market share of Tuas Power in the power generation market for the whole year was 21.7%, representing a decrease of 0.1 percentage point year-on-year. Net loss of such attributable to shareholders of the Company for the year amounted to RMB59 million, mainly attributable to significant decrease in profit margin contribution of electricity sales due to persistently low tariff as a result of ongoing oversupply in the electricity market in Singapore as many generating units were put into operation in recent years..

In 2015, the Company continued to deliver promising performance in the capital market. The Company received a number of honours and awards, including being named as one of the “Top 100 Listed Companies Most Respected by Investors” by China Association for Public Companies, and awarded the “Golden Ox of Top 100 Listed Companies” by China Securities Journal, the “100 Strong Value Companies Listed on China Main Board” by China Securities Journal and the “Best Listed Company” award of the China Securities Golden Bauhinia Awards. The Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for seven consecutive years and ranked 44th for the year, with its ranking continuing to move higher.

PROSPECTS FOR 2016

In 2016, the Company will further enhance its market awareness, reformation awareness, innovation awareness and risk awareness. Under the guidance of the “Thirteenth Five-Year Plan”, more emphasis will be attached to market competition, green development and standardized management, in an effort to constantly improve the profitability, competitive strength and sustainable development capability of the Company.

In respect of the power market, the Company will further serve to the market to increase revenue and enhance efficiency, actively take part in market competition and participate in the development of the electricity market. With an aim to increase our market share and equipment operation efficiency, we will strive for a leading position in the region in terms of utilization hours benchmarking. We will strive to achieve a power generation of 315 billion kWh and 3,950 utilization hours in China for the year. Regarding the fuel market, the Company will stick to the market-oriented development, improve the refined management of fuel, and thus further reduce the fuel cost. In respect of the capital market, the Company will make active response to changes in the financial market, expand financing channels, innovate financing products, strengthen internal control over capital and improve capital usage efficiency, continuing to maintain the Company’s leading position in the industry in terms of financing cost. In respect of innovative development, the Company will further facilitate its transformation by pushing forward technological innovation and institutional innovation.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”)

General

The principal activities of the Company are investment in and construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand its operational scale. The Company has been the leader in its industry on competitiveness, resource utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located with coverage in the Northeastern China Grid, the Northern China Grid, the Northwestern China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2015, with strong support of its shareholders, the employees of the Company made active and concerted efforts to respond to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, thorough planning and sound internal control. These efforts have contributed to growth of the Company in various aspects in 2015. During 2015, the Company maintained its leading position in major technological and economic indices and utilization hours through safe production and active marketing activities. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient, stable and environment-friendly power to the society.

A.	OPERATING RESULTS

1.	2015 operating results

In January 2015, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group including Huaneng Hainan Power Inc. (“Hainan Power”), Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”), Ltd., Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”), Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“Dalongtan Hydropower”) and Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”), and the subsidiaries of HIPDC including Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”), Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”), Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”), Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”) and Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”) (collectively, the “Newly Acquired Entities”). The aforementioned entities were included in the consolidated financial statements.

The power generation of the Company’s domestic power plants for the year ended 31 December 2015 was listed below (in 100 million kWh):

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Liaoning Province	202.71	-3.1%	190.30	-3.4%
Coal-fired	199.30	-3.5%	186.92	-3.8%
Dalian	59.21	-7.8%	55.69	-8.2%
Dandong	30.50	-4.6%	28.99	-4.6%
Yingkou	78.75	-1.3%	73.35	-2.0%
Yingkou Cogeneration	30.85	1.4%	28.89	1.4%
Wind Power	2.89	27.9%	2.88	28.4%
Wafangdian Wind Power	0.94	-5.5%	0.93	-4.5%
Changtu Wind Power	1.96	54.0%	1.95	53.6%
Hydropower	0.51	28.1%	0.50	27.8%
Suzihe Hydropower	0.51	28.1%	0.50	27.8%
Inner Mongolia	1.93	-11.0%	1.91	-11.0%
Wind Power	1.93	-11.0%	1.91	-11.0%
Huade Wind Power	1.93	-11.0%	1.91	-11.0%
Hebei Province	126.16	-2.4%	118.31	-2.3%
Coal-fired	125.19	-2.5%	117.40	-2.4%
Shang’an	125.19	-2.5%	117.40	-2.4%
Wind Power	0.97	14.0%	0.91	14.5%
Kangbao Wind Power	0.97	14.0%	0.91	14.5%
Gansu Province	70.53	-29.5%	67.20	-29.5%
Coal-fired	60.20	-34.1%	57.35	-34.1%
Pingliang	60.20	-34.1%	57.35	-34.1%
Wind Power	10.34	17.8%	9.86	19.8%
Jiuquan Wind Power	4.38	-47.7%	4.13	-48.6%
Jiuquan II Wind Power	4.44	1,039.2%	4.32	2,057.8%
Yumen Wind Power	1.50	-	1.41	-
Yigang Wind Power	0.01	-	-	-

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Beijing	80.82	-5.0%	74.92	-5.0%
Coal-fired	39.24	-11.9%	34.27	-12.8%
Beijing Cogeneration (Coal-fired)	39.24	-11.9%	34.27	-12.8%
Combined Cycle	41.59	2.7%	40.65	2.7%
Beijing Cogeneration (Combined Cycle)	41.59	2.7%	40.65	2.7%
Tianjin	73.92	10.4%	69.76	14.0%
Coal-fired	54.27	-17.4%	50.57	-17.4%
Yangliuqin	54.27	-17.4%	50.57	-17.4%
Combined Cycle	19.66	1,459.9%	19.19	-
Lingang Combined Cycle	19.66	1,459.9%	19.19	-
Shanxi Province	95.15	10.5%	85.98	6.8%
Coal-fired	83.75	-2.7%	78.17	-2.9%
Yushe	27.50	5.4%	25.40	5.4%
Zuoquan	56.25	-6.2%	52.76	-6.5%
Combined Cycle	11.39	-	7.81	-
Dongshan Combined Cycle	11.39	-	7.81	-
Shandong Province	423.34	-6.8%	398.61	-6.9%
Coal-fired	423.34	-6.8%	398.61	-6.9%
Dezhou	143.88	-6.3%	134.73	-6.4%
Jining	48.93	-4.0%	45.60	-3.8%
Xindian	31.58	-4.4%	29.47	-4.6%
Weihai	108.94	-7.5%	103.83	-7.4%
Rizhao Phase II	74.99	-9.0%	71.19	-9.0%
Zhanhua Cogeneration	15.03	-10.2%	13.79	-10.3%
Henan Province	201.94	-0.8%	189.12	-2.3%
Coal-fired	201.94	-0.8%	189.12	-2.3%
Qinbei	187.10	-8.1%	177	-8.5%
Luoyang Cogeneration	14.85	-	12.11	-

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Jiangsu Province	420.42	-3.8%	400.45	-3.7%
Coal-fired	373.16	-6.6%	354.11	-6.6%
Nantong	61.67	-8.7%	58.73	-8.5%
Nanjing	27.36	-13.2%	25.85	-13.3%
Taicang	100.81	-9.8%	95.67	-10.0%
Huaiyin	58.13	-10.4%	55.02	-9.9%
Jinling (Coal-fired)	117.28	1.4%	111.83	1.2%
*Suzhou Thermal Power	7.89	-2.1%	7.01	-3.5%
Combined Cycle	42.92	31.9%	42.07	32.0%
Jinling (Combined Cycle)	25.81	36.2%	25.23	36.3%
Jinling Combined Cycle Cogeneration	17.11	26.0%	16.84	26.0%
Wind Power	4.35	-11.6%	4.27	-11.5%
Qidong Wind Power	3.40	-10.3%	3.34	-10.3%
Rudong Wind Power	0.95	-16.3%	0.93	-15.5%
Shanghai	181.27	-4.4%	171.79	-4.8%
Coal-fired	163.52	-3.1%	154.46	-3.4%
Shidongkou First	50.60	-10.7%	47.32	-10.7%
Shidongkou Second	52.52	1.2%	49.84	0.5%
Shidongkou Power	60.39	0.4%	57.30	0.1%
Combined Cycle	17.75	-15.4%	17.33	-15.4%
Shanghai Combined Cycle	17.75	-15.4%	17.33	-15.4%
Chongqing	107.05	-3.6%	99.13	-1.1%
Coal-fired	97.67	-10.1%	90.02	-10.2%
Luohuang	97.67	-10.1%	90.02	-10.2%
Combined Cycle	9.38	281.1%	9.11	-
Liangjiang Combined Cycle	9.38	281.1%	9.11	-

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Zhejiang Province	246.74	10.0%	235.86	12.5%
Coal-fired	243.96	9.6%	233.12	11.8%
Yuhuan	189.57	-12.9%	181.23	-12.8%
Changxing	54.38	1,014.4%	51.89	6,820.9%
Combined Cycle	2.70	58.1%	2.65	151.0%
Tongxiang Combined Cycle	2.70	58.1%	2.65	151.0%
Photovoltaic	0.08	-	0.08	-
Si’an PV	0.08	-	0.08	-
Hubei Province	132.22	26.7%	123.41	27.8%
Coal-fired	130.19	26.5%	121.55	27.7%
*Wuhan Power	100.27	2.7%	93.88	2.5%
*Jingmen Thermal Power	19.30	264.1%	18.34	412.5%
*Yingcheng Thermal Power	10.62	-	9.33	-
Wind Power	0.54	-	0.45	-
Jieshan Wind Power	0.54	-	0.45	-
Hydropower	1.49	3.3%	1.41	1.0%
Enshi Maweigo Hydropower	0.63	50.0%	0.57	44.1%
*Dalongtan Hydropower	0.86	-15.8%	0.84	-16.0%
Hunan Province	86.09	-3.1%	80.86	-2.9%
Coal-fired	78.59	-8.1%	73.61	-8.2%
Yueyang	78.59	-8.1%	73.61	-8.2%
Wind Power	3.87	1,835.7%	3.69	8,673.5%
Subaoding Wind Power	3.18	1,492.2%	3.07	7,206.0%
Guidong Wind Power	0.69	-	0.62	-
Hydropower	3.63	17.0%	3.56	17.0%
Xiangqi Hydropower	3.63	17.0%	3.56	17.0%

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Jiangxi Province	153.87	22.4%	144.08	20.1%
Coal-fired	152.96	21.6%	143.19	19.4%
Jinggangshan	89.93	-2.7%	85.87	-2.8%
*Ruijin Power	32.89	-1.2%	31.18	-1.2%
*Anyuan Power	30.15	-	26.15	-
Wind Power	0.90	8,947.4%	0.89	42,249.8%
Jianggongling Wind Power	0.90	8,947.4%	0.89	42,249.8%
Anhui Province	59.76	-13.5%	56.88	-13.6%
Coal-fired	58.47	-14.1%	55.60	-14.2%
*Chaohu Power	58.47	-14.1%	55.60	-14.2%
Hydropower	1.29	32.9%	1.29	32.4%
*Hualiangting Hydropower	1.29	32.9%	1.29	32.4%
Fujian Province	108.92	-21.8%	103.27	-22.0%
Coal-fired	108.92	-21.8%	103.27	-22.0%
Fuzhou	108.92	-21.8%	103.27	-22.0%
Guangdong Province	209.52	-11.3%	200.70	-11.2%
Coal-fired	209.52	-11.3%	200.70	-11.2%
Shantou Coal-fired	45.50	-12.5%	43.20	-12.3%
Haimen	76.31	-37.8%	72.59	-38.1%
Haimen Power	87.70	42.6%	84.90	42.5%
Yunnan Province	57.26	-40.5%	52.87	-40.3%
Coal-fired	55.79	-41.9%	51.51	-41.8%
Diandong Energy	39.94	-32.9%	36.87	-32.7%
Yuwang Energy	15.85	-56.6%	14.64	-56.5%
Wind Power	1.47	568.1%	1.36	1,486.5%
Fuyuan Wind Power	1.47	568.1%	1.36	1,486.5%
Guizhou Province	0.003	-	-	-
Panxian Wind Power	0.003	-	-	-

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Hainan Province	165.68	-2.9%	154.39	-3.1%
Coal-fired	161.28	-2.3%	150.13	-2.4%
*Haikou	70.47	9.7%	64.61	9.9%
*Dongfang	90.81	-9.9%	85.52	-10.0%
Combined Cycle	2.48	-9.0%	2.39	-9.1%
*Nanshan Combined Cycle	2.48	-9.0%	2.39	-9.1%
Wind Power	0.99	19.4%	0.97	19.7%
*Wenchang Wind Power	0.99	19.4%	0.97	19.7%
Hydropower	0.93	-53.9%	0.91	-54.4%
*Gezhen Hydropower	0.93	-53.9%	0.91	-54.4%
Total	3,205.29	8.9%	3,019.79	8.8%

Note:	The power plants marked * are newly acquired plants of the Company in January 2015, the comparison figures thereof are solely for reference purposes.

The Company’s growth of power generation within China mainly originated from the capacity contribution from the Newly Acquired Entities and power plants newly put into production. The main reasons for the decrease in some of the Company’s power plants are as follows: firstly, as a result of the slowdown of the economy and the deepening of China’s economic restructuring, the nation-wide electricity consumption in China declined, which led to the decrease of utilization hours. Secondly, the commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal regions in the southeast of China. Thirdly, the lower temperature in summer 2015 resulted in lower electricity demand for cooling, while the heating demand in winter also failed to increase significantly. Fourthly, the commencement of operation of many nuclear power units in Liaoning, Zhejiang, Fujian and other provinces reduced the power output of the thermal power generating units in such regions. For the year ended 31 December 2015, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.7% in Singapore, representing a decrease of 0.1% compared to the same period last year of 21.8%.

In respect of the tariff, the Company’s average tariff for the year ended 31 December 2015 was RMB443.26 per MWh, down by RMB11.69 per MWh from the year ended 31 December 2014. SinoSing Power’s average tariff for 2015 was RMB625.88 per MWh, representing a decrease of 32.02% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost control of the Company contributed to reduced fuel costs of the Company. Compared with 2014, the Company’s domestic fuel cost per unit of power sold decreased by 13.68% to RMB173.67 per MWh.

Combining the foregoing factors, for the year ended 31 December 2015, the Company registered operating revenue of RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion of last year, and net profit attributable to equity holders of RMB13.652 billion, representing an increase of 26.91% from RMB10.757 billion of last year.

For the year ended 31 December 2015, the profit attributable to equity holders of the Company from domestic operations was RMB13.711 billion, representing an increase of RMB3.082 billion from RMB10.629 billion for the same period last year. The increase was primarily attributable to the decrease of domestic fuel costs and the profits contributed by the Newly Acquired Entities and the operation of new generating units. The loss attributable to equity holders of the Company from its operations in Singapore was RMB59 million. This is because of the continued oversupply in Singapore’s power market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased the profit margin per unit of power sold.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2015, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion for the year ended 31 December 2014. The operating revenue from domestic operations of the Company increased by RMB7.725 billion over the same period of last year, while the operating revenue from the Newly Acquired Entities and the operation of new generating units was RMB21.228 billion.

The operating revenue from operations of the Company in Singapore decreased by RMB4.227 billion over the same period of last year, which was mainly attributable to the continued oversupply in the Singapore’s power market, which has led to continued decline of the profit margin per unit of power sold.

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power plant	2015	2014	Change

Dalian	375.55	394.50	-4.80%
Dandong	371.45	393.06	-5.50%
Yingkou	378.32	399.33	-5.26%
Shang’an	401.79	429.39	-6.43%
Yushe	334.87	391.22	-14.41%
Dezhou	445.44	463.36	-3.87%
Weihai	440.45	461.18	-4.49%
Jining	429.20	446.73	-3.92%
Xindian	432.30	448.55	-3.62%
Nantong	430.98	436.00	-1.15%
Nanjing	453.08	436.50	3.80%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power plant	2015	2014	Change

Huayin	450.81	443.04	1.75%
Taicang	387.68	402.39	-3.66%
Jinling (Coal-fired)	385.24	408.24	-5.63%
Shidongkou Second	410.35	437.54	-6.21%
Shidongkou First	435.48	438.21	-0.62%
Shanghai Combined Cycle	937.13	866.20	8.19%
Fuzhou	392.29	441.83	-11.21%
Yuhuan	452.99	468.71	-3.35%
Jingganshan	443.73	468.92	-5.37%
Luohuang	427.84	440.21	-2.81%
Yueyang	480.55	495.31	-2.98%
Qinbei	401.65	435.42	-7.76%
Shantou Coal-fired	498.01	529.99	-6.03%
Pingliang	259.51	322.72	-19.59%
Rizhao II	422.33	441.59	-4.36%
Haimen	483.38	503.18	-3.94%
Yingkou Cogeneration	365.04	399.21	-8.56%
Beijing Cogeneration (Coal-fired)	480.70	514.71	-6.61%
Beijing Cogeneration (Combined
Cycle)	959.91	882.33	8.79%
Yangliuqing Cogeneration	416.54	434.28	-4.08%
Qidong Wind Power	556.76	555.92	0.15%
Shidongkou Generation	427.42	449.92	-5.00%
Huade Wind Power	520.00	520.00	0.00%
Zhanhua Cogeneration	424.66	434.71	-2.31%
Diandong Energy	435.58	401.59	8.46%
Yuwang Energy	545.42	395.96	37.74%
Wafangdian Wind Power	598.12	609.68	-1.90%
Xiangqi Hydropower	410.00	410.00	0.00%
Zuoquan	333.25	382.01	-12.76%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power plant	2015	2014	Change

Jiuquan Wind Power	473.12	520.60	-9.12%
Yumen Wind Power	472.01	520.60	-9.33%
Enshi Maweigou Hydropower	379.26	366.59	3.46%
Kangbao Wind Power	538.14	538.84	-0.13%
Suzihe Hydropower	329.96	330.00	-0.01%
Changtu Wind Power	590.93	602.82	-1.97%
Jinling (Combined Cycle)	712.13	776.92	-8.34%
Jinling (Combined Cycle Cogeneration)	760.99	938.56	-18.92%
Rudong Wind Power	610.00	610.00	0.00%
Changxing	487.93	431.03	13.20%
Lingang Combined Cycle	817.57	-	N/A
Tongxiang Combined Cycle	1278.17	1298.37	-1.56%
Haimen Power	485.46	479.55	1.23%
Liangjiang Combined Cycle	872.20	-	N/A
Subaoding Wind Power	611.72	494.00	23.83%
Fuyuan Wind Power	600.61	610.00	-1.54%
Jianggongling Wind Power	610.00	610.00	0.00%
Jiuquan II	497.75	540.00	-7.82%
Si’an PV	1,125.67	-	N/A
*Haikou	457.71	474.14	-3.47%
*Dongfang	460.53	482.69	-4.59%
*Nanshan Combined Cycle	629.32	439.84	43.08%
*Gezhen Hydropower	399.78	392.63	1.82%
*Wenchang Wind Power	571.95	619.72	-7.71%
*Jingmen Thermal Power	444.09	432.20	2.75%
*Yingcheng Thermal Power	477.26	-	N/A
*Suzhou Thermal Power	489.38	508.66	-3.79%
*Chaohu Power	409.79	412.93	-0.76%
*Hualiangting Hydropower	392.89	346.85	13.27%
*Wuhan Power	435.47	461.99	-5.74%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power plant	2015	2014	Change

*Dalongtan Hydropower	374.80	366.89	2.16%
*Ruijin Power	441.24	466.57	-5.43%
*Anyuan Power	424.63	-	N/A
Luoyang Cogeneration	384.33	-	N/A
Jieshan Wind Power	610.00	-	N/A
Guidong Wind Power	610.00	-	N/A
Dongshan Combined Cycle	703.80	-	N/A
Domestic total	443.26	454.95	-2.57%
SinoSing Power	625.88	920.74	-32.02%

Note 1:	The power plants marked * are Newly Acquired Entities of the Company in January 2015, the comparison figures thereof are solely for reference purposes.

Note 2:	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consists of on-grid settlement price and capacity subsidy income.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2015, the tax and levies on operations of the Company and its subsidiaries were RMB1.158 billion, representing an increase of RMB226 million from RMB932 million for the same period of last year, of which the tax and levies on operations attributable to the Newly Acquired Entities and new generating units accounted for RMB136 million.

2.2	Operating expenses

For the year ended 31 December 2015, the total operating expenses of the Company and its subsidiaries was RMB98.604 billion, representing a decrease of 0.60% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB3.08 billion, or 3.61%, from the same period last year, of which the Newly Acquired Entities and the new generating units accounted for RMB15.349 billion; the costs attributable to the existing entities decreased by RMB12.269 billion, which was primarily attributable to the decreased fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore decreased by RMB3.676 billion, or 26.45%, from the same period last year, which was mainly due to the decline of fuel costs resulting from decreased natural gas price.

2.2.1	Fuel costs

Fuel costs represented the largest portion of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2015, fuel costs of the Company and its subsidiaries decreased by 8.52% to RMB59.242 billion from the RMB64.763 billion for the year ended 31 December 2014. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB3.394 billion, which was primarily attributable to the decreased coal price in the domestic market together with the expansion of the Company. The fuel costs of the Newly Acquired Entities and new generating units were RMB9.855 billion and the fuel costs of the existing generating units decreased by RMB13.249 billion from same period last year. Fuel costs in Singapore decreased by RMB2.126 billion from the same period last year, mainly due to the decline of fuel costs resulting from decreased natural gas price. For the year ended 31 December 2015, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB366.30 per ton, representing a 15.77% decrease from the RMB434.88 per ton for the year ended 31 December 2014. The fuel cost per unit of power sold by the Company’s coal-fired power plants in China decreased by 13.68% to RMB173.67/MWh from RMB201.19/MWh in 2014.

2.2.2	Maintenance

For the year ended 31 December 2015, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.556 billion, representing an increase of RMB826 million from RMB3.730 billion for the year ended 31 December 2014. The maintenance expenses of domestic operations increased by RMB792 million compared to the same period last year. The maintenance expenses of operations in Singapore increased by RMB34 million compared to the same period last year.

2.2.3	Depreciation

For the year ended 31 December 2015, depreciation expenses of the Company and its subsidiaries increased by 23.74% to RMB14.412 billion, compared to RMB11.647 billion in the year ended 31 December 2014; the increase was mainly due to the expansion of the Company’s operations. The depreciation expenses of domestic operations increased by RMB2.81 billion compared to the same period last year, of which the Newly Acquired Entities and new generating units accounted for RMB2.637 billion. The depreciation expenses of the operations in Singapore decreased by RMB44 million compared to the same period last year.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2015, the labor costs of the Company and its subsidiaries amounted to RMB7.752 billion, representing an increase of RMB1.492 billion from RMB6.260 billion for the year ended 31 December 2014. This is mainly attributable to labor cost of the Newly Acquired Entities and new generating units, and increase of the salaries linked to the performance of the Company. The labor costs of the Newly Acquired Entities and new generating units were RMB1.242 billion. Labor costs for Singapore operations decreased by RMB10 million compared to the same period last year.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended 31 December 2015, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB12.642 billion, representing a decrease of RMB158 million from RMB12.800 billion for the year ended 31 December 2014. The other operating expenses from the domestic operations of the Company and its subsidiaries increased by RMB1.371 billion, of which RMB876 million was from Newly Acquired Entities and new generating units; the other operating expenses of the existing entities increased by RMB495 million compared to the same period last year. The impairment loss increased RMB968 million compared to the same period last year, mainly consisting of the impairment loss of goodwill, property, plant and equipment and mining rights of Diandong Energy, Yuwang Energy, Pingliang and other entities; the costs of entrusted power generation of certain subsidiaries decreased by RMB114 million; expenses for non-maintenance materials decreased by RMB90 million, pollutants discharge fees decreased by RMB86 million and water-resources fees decreased by RMB53 million compared to the same period last year. Other operating expenses of the operations in Singapore decreased by RMB1.53 billion compared to the same period last year. The electricity purchase cost decreased by RMB1.474 billion compared to the same period last year, which was mainly due to the decrease in purchase volume and price of electricity in retail business.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2015, the interest expenses of the Company and its subsidiaries were RMB7.946 billion, representing an increase of 1.68% from RMB7.814 billion for the year ended 31 December 2014. The interest expenses from domestic operations of the Company and its subsidiaries increased by RMB106 million. The interest expenses from the Newly Acquired Entities and new generating units were RMB1.384 billion and those incurred by the existing entities in China decreased by RMB1.278 billion. The interest expenses of Singapore operations increased by RMB26 million compared to the same period last year.

2.3.2	Net Exchange differences and bank charges

For the year ended 31 December 2015, the Company and its subsidiaries recognised a net loss of RMB24 million in net exchange gains and bank charges, representing a net loss increase of RMB15 million compared with the net loss of RMB9 million for the year ended 31 December 2014, mainly because of the decrease of exchange gain resulting from weaken exchange rate between RMB and U.S. dollar for domestic operations. The operations in Singapore recognised net gains of RMB170 million from net exchange difference and bank charges, representing a net gain increase of RMB120 million from the net gain of RMB50 million in the last year, mainly due to the strengthen exchange rate between U.S. dollar and Singapore dollar.

2.4	Share of profits less losses of associates and joint ventures

For the year ended 31 December 2015, the share of profits less losses of associates and joint ventures was RMB1.526 billion, representing an increase of RMB210 million from RMB1.316 billion for the year ended 31 December 2014, mainly due to increased profit of associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2015, the Company and its subsidiaries recognised income tax expense of RMB5.699 billion, representing an increase of RMB212 million from RMB5.487 billion for the year ended 31 December 2014. The income tax expense for the domestic operations increased by RMB476 million, primarily attributable to the increase of pre-tax profit. The income tax expenses of the operations in Singapore decreased by RMB264 million, mainly attributable to RMB204 million of income tax credit granted by Singapore government in the current period.

2.6	Net profit, profit attributable to equity holders of the Company and non-controlling interests

For the year ended 31 December 2015, the Company and its subsidiaries achieved a net profit of RMB17.259 billion, representing an increase of RMB3.697 billion, or 27.26%, from RMB13.562 billion for the year ended 31 December 2014; the net profit attributable to equity holders of the Company was RMB13.652 billion, representing an increase of RMB2.895 billion from RMB10.757 billion for the year ended 31 December 2014.

The net profit attributable to equity holders of the Company from domestic operations increased by RMB3.082 billion, mainly contributable to the decrease of domestic fuel cost and profits contributed by the Newly Acquired Entities and new generating units. The loss attributable to equity holders of the Company from operations in Singapore was RMB59 million. This is mainly because of the continued oversupply in Singapore’s power and natural gas generation market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

The profit attributable to non-controlling interests of the Company increased to RMB3.607 billion in 2015 from RMB2.805 billion in 2014, mainly attributable to the increased profit of the non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2015, consolidated total assets of the Company and its subsidiaries were RMB308.866 billion, representing an increase of 12.24% from RMB275.172 billion as of 31 December 2014; total assets of the domestic operations increased by RMB34.975 billion to RMB281.245 billion, including a net increase of RMB38.765 billion in non-current assets, which was mainly attributable to the consolidation of the Newly Acquired Entities and the capital expenditure on construction projects.

As of 31 December 2015, total assets of the operations in Singapore were RMB27.622 billion, representing a decrease of RMB1.280 billion from the same period last year. Non-current assets decreased by 3.16% to RMB23.606 billion, primarily attributable to depreciation of property, plant and equipment. Current assets decreased by 11.26% to RMB4.016 billion, mainly attributable to the decrease in cash and cash equivalents and accounts receivable resulting from revenue decline.

2.7.2	Comparison of liability items

As of 31 December 2015, consolidated total liabilities of the Company and its subsidiaries were RMB207.173 billion, representing an increase of 8.82% from RMB190.389 billion as of 31 December 2014, of which RMB20.884 billion from the Newly Acquired Entities.

As of 31 December 2015, interest-bearing debts of the Company and its subsidiaries totaled RMB171.775 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds (including those maturing within a year), short-term loans, short-term bonds payable and financial leases payable. The interest-bearing debts denominated in foreign currencies other than functional currency amounted to RMB3.566 billion.

As of 31 December 2015, the total liabilities of the operations in Singapore were RMB15.853 billion, representing a decrease of 6.64% from RMB16.980 billion as of 31 December 2014, mainly attributable to decrease in long-term loans.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to equity holders of the Company increased as of 31 December 2015, including increase of RMB4.684 billion from new share issuance, increase of post-tax impact of RMB1.237 billion from increased fair value of available-for-sale financial asset, decrease of RMB133 million from foreign currency translation, and increase of RMB2.899 billion from non-controlling interests.

2.7.4	Major financial position ratios

	2015	2014
Current ratio	0.27	0.36
Quick ratio	0.23	0.30
Ratio of liability to shareholders’ equity	2.46	2.71
Multiples of interest earned	3.55	3.21

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end –
net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to shareholders’ equity	=	balance of liabilities as of the year end
balance of shareholders’ equity
(excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low levels as of 31 December 2015 and 2014 decrease as of 31 December 2015 was mainly attributable to the increase of current liabilities especially short-term loan and long-term loan maturing with a year. The ratio of liabilities to shareholders’ equity at the end of 2015 decreased from the beginning of 2015 primarily due to the increased shareholders’ equity as a result of profit increase and issuance of new shares. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2015.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2015	2014	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	42.363	33.320	27.14
Net cash used in investing activities	-33.015	-19.471	69.56
Net cash used in financing activities	-14.141	-10.895	29.79
Currency exchange impact	0.033	-0.058	-156.90
Net (decrease)/increase in cash and cash equivalents	-4.760	2.896	-264.36
Cash and cash equivalents as at the beginning of the year	12.238	9.342	31.00
Cash and cash equivalents as at the end of the year	7.478	12.238	-38.90

For the year ended 31 December 2015, net cash provided by operating activities of the Company and its subsidiaries was RMB42.363 billion, of which RMB0.871 billion was provided by the operating activities in Singapore. The net cash used in investing activities increased by RMB13.544 billion compared to the year ended 31 December 2014, mainly attributable to the consideration paid for the Newly Acquired Entities from business combination under common control. Net cash used in financing activities increased by RMB3.246 billion, mainly attributable to repayment of loans and bonds using the increased amount of cash inflow from operating activities. The Company expects to continue its focus on construction projects with large investment amount in 2016. As of 31 December 2015, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB5.788 billion, RMB1.130 billion and RMB0.560 billion, respectively.

As of 31 December 2015, net current liabilities of the Company and its subsidiaries were approximately RMB90.271 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditures on acquisition activities

In October 2014, the Company signed agreements to acquire 91.8%, 75%, 53.45%, 97% and 100% of the equity interests of Hainan Power, Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower, and Hualiangting Hydropower, which were owned by Huaneng Group; and acquire 60%, 100%, 100%, 100% and 100% of the equity interests of Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, which were owned by HIPDC. In accordance with the equity transfer agreements, the total consideration is RMB9.276 billion, after adjustment of the profits generated from the date of valuation to the acquisition date, the total consideration is RMB9.647 billion, which were settled in cash in 2015. The aforementioned acquired entities has been included in the Company’s consolidated financial statements since 1 January 2015.

2.2	Capital expenditure for infrastructure construction and renovation projects

The capital expenditures for the year ended 31 December 2015 were RMB24.334 billion, mainly for construction and renovation of projects, including RMB1.683 billion for Taiyuan Dongshan Combined Cycle project, RMB1.471 billion for Anyuan Power project, RMB1.170 billion for Mianchi Cogeneration project, RMB1.004 billion for Luoyuan Power project, RMB950 million for Luoyang Cogeneration project, RMB812 million for Nanjing Cogeneration project, RMB706 million for Beijing Cogeneration project, RMB672 million for Yingcheng Cogeneration project, RMB644 million for Lingang Combined Cycle project, RMB617 million for Tongwei Wind Power project, RMB571 million for Jiuquan Wind Power II project, RMB538 million for Shang’an project, RMB483 million for Changxing project, RMB467 million for Subaoding Wind Power project, RMB452 million for Yuhuan project, RMB426 million for Diandong Energy project, RMB410 million for Xianrendao Cogeneration project, RMB403 million for Guidong Wind Power project, RMB390 million for Liangjiang Combined Cycle project, and RMB337 million for Dezhou project. The capital expenditures of the Company’s operations in Singapore were RMB251 million. The expenditures on other projects were RMB9.877 billion.

The above capital expenditures were sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company for the next year are as following:

(Unit: RMB100 million

Captial Expenditure Project	Captial Expenditure Plan for 2016	Cash resources arrangements	Financing costs and note on use

Thermal power projects	69.7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	68.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	8.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Photovoltaic power projects	12.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Others internal	11.1	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technology renovation	78.7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow from operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2015, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB235.7 billion, which are granted by Bank of China, China Construction Bank and China Development Bank, etc.

The Company completed issuances of unsecured short-term bonds in two installments between 10 April 2015 and 18 August 2015, at a principal amount of RMB5 billion and RMB3 billion with nominal annual interest rates of 4.44% and 3.17%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 366 days from issuance.

The Company completed issuances of unsecured super short-term notes in four installments on 10 June, 15 June, 25 June, and 7 July 2015, at a principal amount of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion and with nominal annual interest rates of 3.11%, 3.1%, 3.38% and 3.05%, respectively. All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As of 31 December 2015, short-term loans of the Company and its subsidiaries totaled RMB49.883 billion (2014: RMB43.529 billion). Loans from banks were charged at interest rates ranging from 3.19% to 5.60% per annum (2014: 4.00% to 6.00%). Short-term bonds payable by the Company and its subsidiaries totaled RMB19.348 billion (2014: RMB18.245 billion).

As of 31 December 2015, long-term loans of the Company and its subsidiaries totaled RMB78.379 billion (2014: RMB65.031 billion), including RMB denominated loans of RMB62.441 billion (2014: RMB48.413 billion), U.S. dollar denominated loans of approximately US$473 million (2014: US$542 million), Euro denominated loans of approximately €49 million (2014: €58 million), and Singaporean dollar denominated loans of S$2.697 billion (2014: S$2.774 billion). The U.S. dollar denominated loans charged at floating interest rate were US$473 million (2014: US$539 million), and all of the loans denominated in Singapore dollar were floating-rate borrowings. For the year ended 31 December 2015, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 6.55% per annum (2014: 0.81% to 6.55%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders at the annual general meeting), the Company expects to pay a cash dividend of RMB7.144 billion for 2015.

2.5	Maturity profile of loans

Maturity Profile	2016	2017	2018	2019	2020
(RMB billion)

Principal amount planned for repayment	92.735	15.390	13.203	13.221	6.407
Interest amount planned for repayment	6.385	3.419	2.767	2.133	1.531

Total	99.120	18.809	15.970	15.354	7.938

Note:

The amount of the principal to be repaid in 2016 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

Based on the overall requirements of China’s energy production and consumption reforms, the Company will establish a concept of innovation, coordination, and green, open and shared development, take the initiative to adapt to the new norm, respond to new challenges, follow the objective to establish world first-class companies with international competitiveness, be centered on improving the quality and performance of its development, and seek to accelerate the transformation and upgrading of the Company. The Company will also pursue a mechanism under the principle that management shall be centered on competitiveness improving, operations shall be centered on customers, development shall be centered on market demands, so as to strengthen the strategic leadership and continuously improve its core competitiveness. The Company aims to consolidate its leading position in the conventional energy sector, speed up the new energy development, improve the synergy within the industry, expand the sales service region, accelerate the international layout, digitize Huaneng International, realize the all-around improvement of the Company’s operating results, quality performance and corporate vitality, and build the Company into an internationally leading public power producer with standardized management, advanced technologies, energy saving and environment-friendly, reasonable operating structure, outstanding operations, sound corporate governance and superior market value.

D.	TREND ANALYSIS

It is predicted by China Electricity Council that, in 2016, total electricity consumption nationwide will grow by 1% to 2% and 2016 will see newly installed generating capacity of approximately 100 million kW, of which non-petrochemical energy capacity is 52 million kW, representing a higher percentage to around 36% of the total installed capacity; the full-aperture installed capacity nationwide is expected to reach 1.61 billion kW, an 6.5% increase compared to that of 2014, of which capacity for hydropower, nuclear power, wind power and solar power is 330 million kW, 34.5 million kW, 150 million kW and 57 million kW respectively.

In 2016, electricity supply and demand in China will be generally on easing/ availability with abundant surplus capacity in Northeast and Northwest region, balanced supply and demand in Northern region where several provinces are abundant, and broadly balanced supply in Central, Eastern, and Southern regions, where a number of provinces are abundant Based on the mid-value of the growth rate of total electricity consumption ranging from 1% to 2%, in 2016 the annual power generation utilization hours are expected to be around 3700 hours, and the utilization hours of thermal generating equipment are estimated to be 4,000 hours.

According to estimates by the Center for Forecasting Science of Chinese Academy of Sciences, the output of natural coal will be 3.6 billion tons, represent a 4.2% decrease compared to that in 2015. It is estimated that a weak-supply-and-weak-demand situation would appear. Although the “Cut Excessive Capacity” policy would influence the coal price, the structural oversupply of coal capacity still lingers and will remain unchanged. Railway transport and air freight capacity will further loosen. Due to effect of RMB exchange rate and volatility of domestic coal market, less coal may be imported but coal import will still constrain the domestic coal price. The Company estimates that the coal price in 2016 will be fluctuating within a narrow range.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2015, Shenzhen Energy distributed 5 shares of stock dividend out of every 10 shares to its shareholders, therefore the Company held 992 million shares of Shenzhen Energy. These investments brought a profit of RMB426 million for the Company for the year ended 31 December 2015 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB151 million for the year ended 31 December 2015 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2015, the Company and its subsidiaries had 42,039 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2015 the Company provided guarantees of approximately RMB12.366 billion for the long-term bank borrowings of Tuas Power.

As of 31 December 2015, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of 31 December 2015, short-term loans of RMB307 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)	As of 31 December 2015, a long-term loan of approximately RMB18 million of a subsidiary of the Company was secured by territorial waters use right with net book value of RMB78.38 million.

(3)	As of 31 December 2015, a long-term loan of RMB67 million of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of approximately RMB150 million.

(4)	As of 31 December 2015, the long-term loans of approximately RMB9.558 billion were secured by future electricity revenue of the Company and its subsidiaries.

(5)	As of 31 December 2015, the restricted bank deposits of the Company and its subsidiaries were RMB60 million.

(6)	As of 31 December 2015, notes payable of RMB13.70 million were secured by bank acceptance notes receivable of the Company and its subsidiaries with net book value amounted to RMB13.70 million.

H.	ACCOUNTING STANDARDS HAVING MATERIAL IMPACT ON THE COMPANY’S FINANCIAL STATEMENTS

For the significant changes in accounting policies of the Company for the year ended 31 December 2015, see Note 2 to the financial information extracted from financial statements prepared in accordance with IFRS.

I.	IMPAIRMENT SENSITIVITY ANALYSIS

1.	Goodwill impairment

The Company and its subsidiaries conducts impairment test on each individually goodwill at the end of each year. In 2015, due to continuous operating loss of the power plant assets as a result of oversupply of local power market and intense competition which led to lower utilization hours and tariff, and the effect of deteriorating coal market price on the coal assets under construction, the goodwill arising from the acquisition of Diandong Energy was fully impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2015 approximately amounted to RMB1.106 billion in total.

For goodwill allocated to cash-generating units (“CGUs”) in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB14 million and RMB180 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB11 million and RMB59 million, respectively.

2.	Impairment of property, plant and equipment and mining rights

The Company and its subsidiaries will test its property, plant and equipment and mining rights suffered any impairment whenever an impairment indication exists.

In 2015, impairment losses for certain property, plant and equipment and mining rights of approximately RMB1.808 billion have been recognized. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of oversupply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of the low level of water inflow to the main dam. And as a result of the low demand of coal-fired power in local market, the management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction was fully impaired.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB224 million and RMB1,566 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment and mining rights of the Company and its subsidiaries would decrease totalling by approximately RMB112 million and RMB54 million, respectively.

J.	RISK FACTORS

1.	Risks relating to power market

The Company is faced with market risks as follows: firstly, the overall power demand is declining since the economic growth slows down and as a result, the growth rate of power consumption nationwide decreased to 0.5% from a double-digit speed in the past few years. Secondly, the generating units in operation is overly abundant resulting from a large scale of construction of power generating units in recent years, which led the continuing decrease in the average utilization hours nationwide of power plants. Thirdly, the Company is centralized on thermal power generation which are mostly located in South-eastern coastal areas. Due to the operation of new hydropower units in South-western region, seashore nuclear power station and multiple West-to-East UHV transmission lines, the power generation volume of the Company is currently under a great challenge. Fourthly, as the reform of power system deepens, the proportion of retail power transaction will grow and the current market pattern will change correspondingly with more intense competition. Overall, the factors mentioned above will all influence the power generation of the Company.

The Company will further implement various government policies and improve its power supply pattern, strengthen its efforts in analyzing and studying relevant policies and conditions of power market, design effective marketing strategies to respond to market change, and make efforts to effectively participate in both market transactions and the transactions subject to government plans. By leveraging strengths on efficiency, energy saving and environment protection of its generating units, the Company will take initiatives to participate in various transactions, maintain and strive to expand market share, effectively increase equipment utilization hours and strictly control the risks in electricity market.

2.	Risks relating to electricity tariff

2016 will see further reform of China’s power market. The key element of the electricity tariff reform, will affect the electricity pricing trend in many aspects. In December 2015, NDRC published the Circular on Several Matters to Improve the Coal-Fired Electricity Price Linkage Mechanism to clarify the cycle and measurement method of coal-fired electricity price linkage. In the same month, NDRC distributed the Circular on Reducing the Feed-in Tariff for Coal-fired Power and Electricity Prices for General Industrial and Commercial Use, to declare its decision to lower the feed-in tariff for coal-fired power and electricity prices for general industrial and commercial use by average RMB0.03/kWh. On 1 January, 2016, the tariff for coal-fired generating units has been lowered according to China’s coal-fired electricity price index; the tariff level of direct trading power of major users in some regions has further slipped, which will cause certain effect on the electricity prices.

The Company will closely monitor relevant government policies and power market reform development, strengthen communication with central and local pricing authorities, and actively support the government to establish a reasonable, fair and regulated market environment. The Company will also strictly implement state tariff policies to seek the policies regarding environmental protection tariff as well as standard tariffs for the electricity generated by newly operated generating units are timely put in place.

3.	Risks relating to environmental protection policies

In 2016, China will further its ecological civilization progress with the formulation and implementation of Action Plan on Air Pollution Prevention and Treatment, Action Plan of Energy Saving, Emission Reduction, Upgrading and Transformation (2014-2020), Target Missions for Central Generating Enterprises in Energy Saving, Emission Reduction (2015), Upgrading and Transformation, Integrated Reform Plan for Promoting Ecological Progress and the new Environmental Protection Law, the national standards for energy saving environmental protection will be pushed higher and the environmental protection restrictions for energy development will be tightened, which will further increase the energy saving and transformation costs of the coal-fired generating sets which account for a high percentage of the Company’s installed capacity.

The Company will diligently comply with relevant environmental protection laws and regulations, actively perform social responsibilities, and make efforts to increase the percentage of power production capacity generated by clean energies and high-volume thermal power generating units. The Company will reinforce its efforts in technical renovation of existing generating units and make ultra-low emission transformation to coal-fired generating units. The Company will also take environmental protection measures in the early stage, construction, and operation of all projects.

4.	Interest rate risks

The interest-bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to RMB loan contracts will be determined based on and regularly adjusted because of the adjustment of benchmark lending interest rates published by the PBOC. The PBOC will continue to exercise a stable and elastic moderate currency policy, which will help reduce financing costs of the Company.

In the Singaporean capital market, the SOR interest rate will continue to rise as a result of increase of US dollar lending rates as well as depreciation of Singapore dollar, which is anticipated to increase financing costs of Tuas Power. With close watch on changes in domestic and overseas capital markets, the Company will maintain its good reputation on the capital markets, make reasonable financing arrangements, explore new financing methods, and strive to control financing costs subject to the satisfaction of funding requirements.

5.	Risks relating to coal market

2016 will still see a slow increase in China’s economy and slower demand growth. The utilization hours of thermal power will further drop and the oversupply situation in coal industry still remains unchanged, and airfreight and railway capacity remain loose. However, the coal market still has uncertainties: the government will set out to carry out “Supply Side” reform to strengthen cleaning the oversupply capacity and “zombie enterprises,” so that the fluctuation on the coal supply side will bring certain degree of risks to the fuel cost control.

The Company will closely monitor the changes in policies and coal market, enhance its cooperation with competitive major mines, continuously explore new sourcing channels, conduct bidding of existing commodities, perfect the imported coal business, strengthen the refining management of the fuel and strive to control fuel costs.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2015, the entire issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company while China Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,878,213,333 shares, representing 25.52% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB43.101 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC GAAP and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.47 (inclusive of tax) for each share to all shareholders for 2015. Final dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the nonresident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2015 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2015 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2015 annual general meeting. Such notice is expected to be issued to shareholders in April 2016.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2015 were China Huaneng Group Fuel Co., Ltd., China Shenhua Group, Shanxi Yangquan Coal Industry Group Company, China National Coal Group Corporation and Huating Coal Group Limited Liability Company respectively. The total purchase from them amounted to approximately RMB20.1 billion, representing approximately 37.68% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2015 were State Grid Shandong Electric Power Company, Jiangsu Electric Power Company, Guangdong Power Grid Corporation, State Grid Zhejiang Electric Power Company and State Grid Shanghai Municipal Electric Power Company. The five customers accounted for approximately 42.20% of the operating revenue for the year while the largest customer, namely Shandong Electric Power Corporation, accounted for approximately 11.52% of the operating revenue.

None of the directors, supervisors and their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five largest suppliers and customers of the Company mentioned above in 2015.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants, and Huaneng Group was also entrusted to manage certain coal assets of the Company.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. Such undertakings are being performed.

On 28 June 2014, with a view to executing the contract and satisfying situation as well as the requirements stated in Guideline No. 4 for the Supervision of Listed Companies - Commitments and Fulfillment of Commitments of the Actual Controllers, Shareholders, Affiliates, and Acquirers of Listed Companies as well as the Listed Companies, Huaneng Group will perfect the aforesaid avoidance of business competition by further undertaking that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the conditions for listing, the Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between 28 June 2014 and 31 December 2016.

On 13 October 2014, the Company signed a number of equity transfer agreements with each of Huaneng Group and HIPDC, pursuant to which the Company acquired the equity interests of 10 power companies in total held by Huaneng Group and HIPDC in the consideration of approximately RMB9.276note 1 billion. This transaction further reduced the business competition between the Company and major shareholder, and honoring the undertakings provided by major shareholder to support the development of the Company.

Currently, the Company has 15 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

note 1:
In accordance with the equity transfer agreements, the total consideration is RMB9.276 billion, after adjustment of the profiles generated from the date of valuation to the acquisition date, the total consideration is RMB9.647 billion.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2015.

DIRECTORS OF THE COMPANY

The directors of the Company in 2015 were as follows:

Name of Director	Position	Date of appointment

Cao Peixi	Chairman	Appointed on 18 September 2014
Guo Junming	Vice Chairman	Appointed on 18 September 2014
Liu Guoyue	Director	Appointed on 18 September 2014
Li Shiqi	Director	Appointed on 18 September 2014
Huang Jian	Director	Appointed on 18 September 2014
Fan Xiaxia	Director	Appointed on 18 September 2014
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 18 September 2014
Zhu Yousheng	Director	Appointed on 25 June 2015
Li Song	Director	Appointed on 18 September 2014
Li Zhensheng	Independent Director	Appointed on 18 September 2014
Zhang Shouwen	Independent Director	Appointed on 18 September 2014
Yue Heng	Independent Director	Appointed on 18 September 2014
Geng Jianxin	Independent Director	Appointed on 25 June 2015
Xia Qing	Independent Director	Appointed on 25 June 2015

Resigned Directors
Xu Zujian	Director	Appointed on 18 September 2014
Qi Yudong	Independent Director	Appointed on 18 September 2014
Zhang Lizi	Independent Director	Appointed on 18 September 2014

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2015.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2015, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2015, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2015, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xia Qing has signed a confirmation letter by independent non-executive directors for 2015 on 21 March 2016 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2015:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	33.33
HKSCC Nominees Limited	3,929,583,900	25.85
China Huaneng Group	1,555,124,549	10.23
Hebei Construction & Investment Group Co., Ltd	603,000,000	3.97
China Hua Neng Group Hong Kong Limited	472,000,000	3.11
Jiangsu Provincial Investment &Management Limited Liability Company	416,500,000	2.74
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56
Fujian Investment Development (Group) Co., Ltd	349,699,929	2.30
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98
HSBC Nominees (Hong Kong) Limited	281,722,920	1.85

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 50% of the total remuneration.

(3)	Pension

Contributions for various pension schemes such as social insurances, corporate annuity and housing fund established by the Company for the Directors, Supervisors and senior management accounts for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company’s 2014 Annual General Meeting was held on 25 June 2015. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 26 June 2015.

2.
The Company’s 2015 First Extraordinary General Meeting was held on 6 January 2015. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 7 January 2015.

DISCLOSURE OF MAJOR EVENTS

1.
Due to work requirement, Mr. Qi Yudong and Ms. Zhang Lizi, independent non-executive Directors of the Company, and Mr. Xu Zujian, non-executive Director of the Company submitted their resignation reports to the Company to resign from the positions of Director (independent Director) and member of specialised committees. At the recommendation of shareholders, the Board meeting and the general meeting were held on 24 March 2015 and 25 June 2015 respectively, at which the resolution regarding the change of Directors of the Company was considered, and Mr. Zhu Yousheng was elected as Director of the Eighth Session of the Board and Mr. Geng Jianxin and Mr. Xia Qing were elected as independent Directors of the Eighth Session of the Board. At the same time, Mr. Xu Zujian, Mr. Qi Yudong and Ms. Zhang Lizi officially resigned from their respective position.

2.
On 20 November 2015, the Company successfully completed the issuance of a total of 780,000,000 new H Shares to ten placees at the placing price of HK$7.32 each, which represented a discount of approximately 9.5% to the closing price of HK$8.09 per H Share as quoted on the Hong Kong Stock Exchange on 12 November 2015 (i.e. the date on which the placing agreement was entered into). The nominal value of the placing shares was RMB1.00 per share, and the aggregate nominal value was RMB780 million. All of the placees were independent professional, institutional or other investors. The total proceeds from the placing amounted to approximately HK$5.71 billion, and the net proceeds after deduction of the fees, commissions and expenses amounted to HK$5.69 billion, representing a net placing price of approximately HK$7.29 per placing share, which were intended to be used for repaying the bank loans and supplementing the working capital of the Company. Upon completion of the issuance, the total issued shares of the Company increased from 14,420,383,440 shares to 15,200,383,440 shares, and the total issued H Shares increased from 3,920,383,440 shares to 4,700,383,440 shares.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2015, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB5.79 million.

LEGAL PROCEEDINGS

In April 2015, an engineering contractor of a subsidiary of the Company filed an application for arbitration over a dispute on payment of construction work, claiming against the subsidiary for payment of the construction fees together with the interest of approximately RMB83.46 million. On 22 September 2015, a hearing was held and Beijing Arbitration Commission ordered both parties to jointly appoint an appraisal agency to evaluate the service fees of the construction work in question. As both parties failed to reach an agreement on the appointment of the appraisal agency, currently the arbitration commission is on the process of designating an appraisal agency in accordance with the relevant procedure.

Save as disclosed above, as at 31 December 2015, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2015 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2015 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2015 annual general meeting, such notice is expected to be issued to shareholders in April 2016.

AUDITORS

As approved at the 2014 annual general meeting, KPMG and KPMG Huazhen (Special General Partnership) were appointed as the Company’s international and PRC auditors respectively for the year 2015.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen LLP (formerly named KPMG Huazhen (Special General Partnership)) as the international and PRC auditors of the Company for the year 2016, respectively, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2015 annual general meeting.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2015 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2015 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (A share version and H share version) will be published in April 2016. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange

Commission of the U.S. before 30 April 2016. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6666

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
23 March 2016

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the year ended 31 December 2015
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2015	2014

Operating revenue	3	128,904,873	125,406,855
Tax and levies on operations		(1,157,760)	(932,485)
Operating expenses
Fuel		(59,242,367)	(64,762,908)
Maintenance		(4,556,361)	(3,729,912)
Depreciation		(14,411,632)	(11,646,683)
Labor		(7,751,551)	(6,259,588)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(3,581,517)	(5,055,076)
Others		(8,919,988)	(7,604,790)

Total operating expenses		(98,604,187)	(99,199,728)

Profit from operations		29,142,926	25,274,642

Interest income		160,723	159,550

Financial expenses, net
Interest expense		(7,945,734)	(7,814,114)
Exchange gain and bank charges, net		(24,336)	(9,492)

Total financial expenses, net		(7,970,070)	(7,823,606)

Share of profits less losses of associates and joint ventures		1,525,975	1,315,876
(Loss)/gain on fair value changes of financial assets/liabilities		(16,742)	42,538
Other investment income		115,238	80,580

Profit before income tax expense	10	22,958,050	19,049,580

Income tax expense	4	(5,698,943)	(5,487,208)

Net profit		17,259,107	13,562,372

		For the year ended
		31 December
	Note	2015	2014

Other comprehensive income/(loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		558,261	840,289
Share of other comprehensive income of investees accounted for under the equity method		678,793	87,579
Effective portion of cash flow hedges		51,922	(789,915)
Translation differences of the financial statements of foreign operations		(133,116)	(377,889)

Other comprehensive income/(loss), net of tax		1,155,860	(239,936)

Total comprehensive income		18,414,967	13,322,436

Net profit attributable to:
– Equity holders of the Company		13,651,933	10,757,317
– Non-controlling interests		3,607,174	2,805,055

		17,259,107	13,562,372

Total comprehensive income attributable to:
– Equity holders of the Company		14,807,889	10,517,694
– Non-controlling interests		3,607,078	2,804,742

		18,414,967	13,322,436

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	11	0.94	0.76

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2015

(Amounts expressed in thousands of RMB)

		As at 31 December	As at 31 December
	Note	2015	2014
ASSETS

Non-current assets
Property, plant and equipment		219,673,070	188,379,057
Investments in associates and joint ventures		19,745,192	17,626,910
Available-for-sale financial assets		5,077,863	4,333,377
Land use rights		8,313,766	4,953,844
Power generation license		3,679,175	3,720,959
Mining rights		1,646,271	1,922,655
Deferred income tax assets		1,064,391	884,274
Derivative financial assets		45,044	40,598
Goodwill		11,677,182	11,725,555
Other non-current assets		4,378,997	3,719,255

Total non-current assets		275,300,951	237,306,484

Current assets
Inventories		5,422,732	6,702,274
Other receivables and assets		4,087,989	3,411,720
Accounts receivable		16,377,401	14,881,963
Derivative financial assets		139,468	261,135
Bank balances and cash		7,537,813	12,608,192

Total current assets		33,565,403	37,865,284

Total assets		308,866,354	275,171,768

		As at	As at
		31 December	31 December
	Note	2015	2014
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,200,383	14,420,383
Capital surplus		24,815,489	19,622,199
Surplus reserves		8,140,030	7,196,349
Currency translation differences		(1,327,839)	(1,194,819)
Retained earnings		37,313,885	30,085,379
		84,141,948	70,129,491
Non-controlling interests		17,551,741	14,653,215

Total equity		101,693,689	84,782,706

Non-current liabilities
Long-term loans		66,028,023	57,638,458
Long-term bonds	7	11,261,322	22,725,535
Deferred income tax liabilities		2,494,143	1,810,755
Derivative financial liabilities		430,089	649,513
Other non-current liabilities		3,122,455	2,718,680

Total non-current liabilities		83,336,032	85,542,941

Current liabilities
Accounts payable and other liabilities	8	26,185,764	27,035,864
Taxes payable		2,071,471	1,858,024
Dividends payable		788,895	431,681
Salary and welfare payables		313,284	171,262
Derivative financial liabilities		874,852	832,727
Short-term bonds		19,347,706	18,244,806
Short-term loans		49,883,489	43,529,004
Current portion of long-term loans		12,351,205	7,392,433
Current portion of long-term bonds		11,480,661	5,020,760
Current portion of other non-current liabilities		539,306	329,560

Total current liabilities		123,836,633	104,846,121

Total liabilities		207,172,665	190,389,062

Total equity and liabilities		308,866,354	275,171,768

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of preparation

The financial statements included in the annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

As at and for the year ended 31 December 2015, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2015, the Company and its subsidiaries have net current liabilities of approximately RMB90.3 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB235.7 billion as at 31 December 2015, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds, and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2.	Principal Accounting Policies

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2014 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards that are first effective for the current accounting period:

•	Amendments to IAS 19, Employee benefits – Defined benefit plans: Employee contributions

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries has not applied any new standard or interpretation that is not yet effective for current accounting period.

3.	Revenue and Segment Information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2015	2014
Sales of power and heat	127,849,408	124,561,854
Port service	211,685	204,763
Transportation service	104,721	135,256
Others	739,059	504,982
Total	128,904,873	125,406,855

Directors and certain senior management of the Company perform the function as chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment Results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
For the year ended 31 December 2015
Total revenue	118,418,506	10,143,793	588,266	129,150,565
Inter-segment revenue	–	–	(245,692)	(245,692)

Revenue from external customers	118,418,506	10,143,793	342,574	128,904,873

Segment results	24,073,432	(313,253)	(281,457)	23,478,722

Interest income	93,324	66,898	501	160,723
Interest expense	(7,181,116)	(452,034)	(163,325)	(7,796,475)
Impairment (loss)/reversal	(2,913,766)	1,744	(178,131)	(3,090,153)
Depreciation and amortization	(13,244,965)	(722,003)	(245,936)	(14,262,904)
Net (loss)/gain on disposal of non-current assets	(427,286)	22,450	(1)	(404,837)
Share of profits less losses of associates and joint ventures	1,421,072		24,915	1,445,987
Income tax expense	(6,104,619)	254,772	14,397	(5,835,450)

For the year ended 31 December 2014 (Restated*)
Total revenue	125,271,587	14,370,406	537,452	140,179,445
Inter-segment revenue	–	–	(152,755)	(152,755)
Revenue from external customers	125,271,587	14,370,406	384,697	140,026,690
Segment results	22,113,100	138,143	(850,805)	21,400,438

Interest income	97,012	72,128	813	169,953
Interest expense	(7,803,090)	(426,019)	(172,189)	(8,401,298)
Impairment (loss)/reversal	(1,488,619)	3,228	(696,812)	(2,182,203)
Depreciation and amortization	(12,131,006)	(821,574)	(180,484)	(13,133,064)
Net loss on disposal of non-current assets	(469,819)	(5)	(8)	(469,832)
Share of profits less losses of associates and joint ventures	1,143,326		49,208	1,192,534
Income tax expense	(6,204,709)	(8,767)	1,590	(6,211,886)

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2015
Segment assets	253,376,399	27,487,701	10,703,373	291,567,473
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	22,421,000	160,282	642,949	23,224,231
Investments in associates	13,026,027	–	2,806,231	15,832,258
Investments in joint ventures	1,569,614	–	785,004	2,354,618
Segment liabilities	(176,406,566)	(14,876,229)	(5,097,402)	(196,380,197)

31 December 2014 (Restated*)
Segment assets	254,113,135	28,899,723	10,622,010	293,634,868
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	30,325,524	444,658	872,615	31,642,797
Investments in associates	11,638,863	–	2,400,808	14,039,671
Investments in joint ventures	1,121,082	–	1,009,180	2,130,262
Segment liabilities	(181,003,200)	(15,865,147)	(5,511,400)	(202,379,747)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended
	31 December
	2015	2014
		(Restated*)

Revenue from external customers (PRC GAAP)	128,904,873	140,026,690
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 12)	–	(14,619,835)

Operating revenue per IFRS consolidated statement of comprehensive income	128,904,873	125,406,855

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2015	2014
		(Restated*)
Segment results (PRC GAAP)	23,478,722	21,400,438
Reconciling items:
Loss related to the headquarter	(327,262)	(87,313)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	135,971	156,061
Dividend income of available-for-sale financial assets	97,696	102,229
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 12)	–	(2,696,622)
Impact of other IFRS adjustments**	(427,077)	174,787

Profit before income tax expense per IFRS consolidated statement of comprehensive income	22,958,050	19,049,580

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2015	2014
		(Restated*)
Total segment assets (PRC GAAP)	291,567,473	293,634,868
Reconciling items:
Investment in Huaneng Finance	1,329,753	1,347,956
Deferred income tax assets	1,305,548	1,115,232
Prepaid income tax	2,393	19,899
Available-for-sale financial assets	5,127,863	4,383,515
Corporate assets	396,693	379,385
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 12)	–	(28,715,907)
Impact of other IFRS adjustments**	9,136,631	3,006,820

Total assets per IFRS consolidated statement of financial position	308,866,354	275,171,768

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2015	2014 (Restated*)
Total segment liabilities (PRC GAAP)	(196,380,197)	(202,379,747)
Reconciling items:
Current income tax liabilities	(1,054,246)	(881,687)
Deferred income tax liabilities	(1,417,972)	(1,595,025)
Corporate liabilities	(4,937,450)	(5,562,871)
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 12)	–	21,674,285
Impact of other IFRS adjustments**	(3,382,800)	(1,644,017)
Total liabilities per IFRS consolidated statement of financial position	(207,172,665)	(190,389,062)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business under common control*	Impact of other IFRS adjustments**	Total
For the year ended 31 December 2015
Interest expense	(7,796,475)	(149,259)	–	–	–	(7,945,734)
Depreciation and amortization	(14,262,904)	(60,236)	–	–	(394,473)	(14,717,613)
Impairment loss	(3,090,153)	–	–	–	–	(3,090,153)
Share of profits less losses of associates and joint ventures	1,445,987		135,971		(55,983)	1,525,975
Net loss on disposal of non-current assets	(404,837)	(6)	–	–	(33,478)	(438,321)
Income tax expense	(5,835,450)	–	–	–	136,507	(5,698,943)

For the year ended 31 December 2014 (Restated*)
Interest expense	(8,401,298)	(180,305)	–	767,489	–	(7,814,114)
Depreciation and amortization	(13,133,064)	(54,896)	–	1,253,101	55,579	(11,879,280)
Impairment (loss)/reversal	(2,182,203)	–	–	60,640	–	(2,121,563)
Share of profits less losses of associates and joint ventures	1,192,534	–	156,061	(5,553)	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(469,832)	5		42,793	–	(427,034)
Income tax expense	(6,211,886)	–	–	701,307	23,371	(5,487,208)

*
The Company completed the acquisition of equity interests of ten companies from Huaneng Group and HIPDC, see Note 12 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended
	31 December
	2015	2014
PRC	118,761,080	111,036,449
Singapore	10,143,793	14,370,406

Total	128,904,873	125,406,855

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2015	2014
PRC	245,620,977	207,709,257
Singapore	22,874,396	23,808,140

Total	268,495,373	231,517,397

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2015		2014
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	14,855,655	12%	16,621,611	13%
Jiangsu Electric Power Company	14,835,745	12%	15,573,769	12%

4.	Income tax expense

	For the year ended 31 December
	2015	2014
Current income tax expense	6,386,149	6,028,790
Deferred income tax	(687,206)	(541,582)
Total	5,698,943	5,487,208

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2014: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2015	2014
Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	25.11%	24.94%
Effect of tax losses not recognized	(0.12%)	0.96%
Effect of deductible temporary differences not recognized	(0.16%)	1.67%
Effect of non-taxable income	(1.77%)	(1.86%)
Effect of non-deductible expenses	1.37%	1.59%
Others	0.39%	1.50%

Effective tax rate	24.82%	28.80%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2015 and 2014.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.
The income tax rate applicable to Singapore subsidiaries is 17% (2014: 17%).

5.	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December 2015	As at 31 December 2014
Accounts receivable	14,401,665	14,087,378
Notes receivable	1,977,790	806,394
	16,379,455	14,893,772
Less: provision for doubtful accounts	2,054	11,809

Total	16,377,401	14,881,963

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2015, no accounts receivable was secured to banks as collateral against loans. (2014: accounts receivable approximately RMB3,592 million were secured to banks as collateral against short-term loans of RMB3,150 million).

As at 31 December 2015, notes payable of RMB14 million (2014: RMB13 million) were secured by notes receivable with net book value amounted to RMB14 million (2014: notes receivable amounted to RMB15 million).

Ageing analysis of accounts receivable was as follows:

	As at 31 December 2015	As at 31 December 2014
Within 1 year	16,129,748	14,693,174
Between 1 to 2 years	225,253	123,700
Between 2 to 3 years	1,915	48,021
Over 3 years	22,539	28,877

Total	16,379,455	14,893,772

As at 31 December 2015, the maturity period of the notes receivable ranged from 1 to 6 months (2014: from 1 to 6 months).

6.	Dividends

On 22 March 2016, the Board of Directors proposed a cash dividend of RMB0.47 per share, totaling approximately RMB7,144 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 25 June 2015, upon the approval from the annual general meeting of the shareholders, the Company declared 2014 final dividend of RMB0.38 (2013 final: RMB0.38) per ordinary share, totaling approximately RMB5,480 million (2013 final: RMB5,341 million).

7.	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2015, interest payables for the unmatured bonds amounted to approximately RMB3.72 million (31 December 2014: RMB3.73 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2015, interest payable for these bonds amounted to approximately RMB134.69 million (31 December 2014: RMB135.06 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. The bond with original maturity of 3 years had matured in January 2015 and the Company repaid the principal of RMB5 billion. As at 31 December 2015, interest payable for the unmatured bond amounted to approximately RMB45.48 million (31 December 2014: RMB45.61 million).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semi-annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB23.57 million (31 December 2014: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB138.94 million (31 December 2014: RMB139.32 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB99.05 million (31 December 2014: RMB99.32 million).

8.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December 2015	As at 31 December 2014
Accounts and notes payable	9,403,088	11,685,285
Amounts received in advance	472,886	649,431
Payables to contractors for construction	11,425,575	10,172,216
Retention payables to contractors	1,200,724	996,861
Consideration payables for acquisitions	–	23,683
Accrued interests	874,333	1,056,249
Accrued pollutants discharge fees	94,691	75,648
Accrued water-resources fees	18,847	35,329
Accrued service fee of intermediaries	51,340	62,261
Securing deposits	104,949	100,356
Provisions	15,001	28,647
Others	2,524,330	2,149,898

Total	26,185,764	27,035,864

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December 2015	As at 31 December 2014
Within 1 year	9,280,736	11,559,092
Between 1 to 2 years	78,682	88,408
Over 2 years	43,670	37,785

Total	9,403,088	11,685,285

9.	Additional financial information to the consolidated statement of financial statement

As at 31 December 2015, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB90,271 million (2014: RMB66,981 million). On the same date, total assets less current liabilities were approximately RMB185,030 million (2014: RMB170,326 million).

10.	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2015	2014
Total interest expense on borrowing	8,716,074	8,371,506
Less: amounts capitalized in property, plant and equipment	770,340	557,392

Interest expenses charged in consolidated statement of comprehensive income	7,945,734	7,814,114

Auditors’ remuneration	41,640	33,840
Operating leases charge	526,929	422,749
Fuel	59,242,367	64,762,908
Depreciation of property, plant and equipment	14,411,632	11,646,683
Amortization of other non-current assets	92,775	99,528
Impairment loss of property, plant and equipment	1,047,641	1,358,522
Impairment loss of investment in an associate	178,131	120,050
Impairment loss of mining rights	760,296	–
Impairment loss of goodwill	1,105,649	641,061
(Reversal)/recognition of provision for doubtful accounts	(3,392)	4,577
Recognition/(reversal) of provision for inventory obsolescence	1,828	(2,647)
Net loss on disposals of property, plant and equipment	438,321	427,034
Government grants	(696,735)	(787,988)

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill, mining rights and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

11.	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2015	2014
Consolidated net profit attributable to equity holders of the Company	13,651,933	10,757,317
Weighted average number of the Company’s outstanding ordinary shares (’000)*	14,485,383	14,085,800
Basic and diluted earnings per share (RMB)	0.94	0.76

*Weighted average number of ordinary shares:
	2015	2014
	’000	’000
Issued ordinary shares at 1 January	14,420,383	14,055,383
Effect of share issue	65,000	30,417
Weighted average number of ordinary shares at 31 December	14,485,383	14,085,800

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2015 and 2014.

12.	Business combination

On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC respectively to acquire:

•	91.80% equity interests of Hainan Power from Huaneng Group

•	75% equity interests of Wuhan Power from Huaneng Group

•	53.45% equity interests of Suzhou Thermal Power from Huaneng Group

•	97% equity interests of Dalongtan Hydropower from Huaneng Group

•	100% equity interests of Hualiangting Hydropower from Huaneng Group

•	60% equity interests of Chaohu Power from HIPDC

•	100% equity interests of Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power from HIPDC

These entities are all mainly engaged in power generation and sales business. In early January 2015 the acquisition was completed and since then the Company obtained the control over above mentioned entities. The acquired business contributed consolidated revenue of RMB15,477 million and consolidated net profit of RMB2,581 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2015.

The total consideration is RMB9.647 billion after adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash in 2015.

Acquisition Date

Fair value of total identifiable net assets	10,412,147

Non-controlling interests	(1,934,865)
Goodwill	1,169,966

Cash consideration	9,647,248
Less: Bank balances and cash of acquirees	972,686
Less: Restricted cash	(189,637)

Cash and cash equivalents of acquirees	783,049
Add: Cash paid for payables in relation to business combination of prior period	23,683

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	8,887,882

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above, which mainly included goodwill arising from the acquisition of Hainan Power and Wuhan Power amounting to RMB506 million and RMB518 million respectively.

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Hainan Power		Wuhan Power		Suzhou Thermal Power		Dalongtan Hydropower		Hualiangting Hydropower
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount
Bank balances and cash	269,420	269,420	241,796	241,796	25,718	25,718	3,709	3,709	11,470	11,470
Property, plant and equipment	8,198,754	7,347,394	4,723,925	3,929,268	626,551	552,971	303,255	303,255	4,224	4,224
Land use rights	1,328,452	412,525	1,312,397	186,236	81,075	20,104	12,420	12,420	32,707	32,707
Deferred income tax assets	–	109,888	–	3,727	–	2,746	–	–	–	–
Investment in an associate	136,244	136,244	–	–	–	–	–	–	–	–
Available-for-sale financial assets	–	–	–	–	33	33	–	–	105	105
Other non-current assets	26,823	25,180	–	–	373	373	–	–	207	207
Inventories	167,476	167,476	234,750	234,750	25,508	25,508	92	92	359	359
Receivables and other current assets	677,902	677,902	459,640	459,640	37,336	37,336	3,451	3,451	3,090	3,090
Payables and other current liabilities	(586,322)	(586,322)	(480,956)	(480,956)	(95,216)	(95,216)	(9,959)	(9,959)	(32,021)	(32,021)
Salary and welfare payables	(74,801)	(74,801)	(20,336)	(20,336)	(4,270)	(4,270)	–	–	(2,387)	(2,387)
Borrowings	(5,380,813)	(5,380,813)	(2,844,530)	(2,844,530)	(230,000)	(230,000)	(199,187)	(199,187)	(10,000)	(10,000)
Deferred income tax liabilities	(332,344)	–	(476,477)	–	(30,892)	–	–	–	–	–
Other non-current liabilities	(2,700)	(2,700)	(40,037)	(40,037)	(7,176)	(7,176)	(760)	(760)	–	–
Total identifiable net assets	4,428,091	3,101,393	3,110,172	1,669,558	429,040	328,127	113,021	113,021	7,754	7,754

	Chaohu Power		Ruijin Power		Anyuan Power		Jingmen Thermal Power		Yingcheng Thermal Power
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount
Bank balances and cash	30,210	30,210	53,381	53,381	188,402	188,402	61,508	61,508	87,072	87,072
Property, plant and equipment	3,170,347	2,598,201	2,028,220	1,942,631	3,330,391	3,323,710	2,467,152	2,465,509	1,609,179	1,609,642
Land use rights	4,603	3,344	52,269	53,909	89,264	89,264	6,615	6,784	76,638	71,950
Other non-current assets	230	230	294	294	83,030	83,030	88	88	–	–
Inventories	131,697	131,697	115,013	115,013	1,984	1,984	30,529	30,529	–	–
Receivables and other current assets	252,004	252,004	184,600	184,600	29,401	29,401	102,822	102,822	1,105	1,105
Payables and other current liabilities	(275,897)	(275,897)	(161,977)	(161,977)	(700,972)	(700,972)	(379,138)	(379,138)	(346,586)	(346,586)
Salary and welfare payables	(916)	(916)	(1,596)	(1,596)	(56,984)	(56,984)	(868)	(868)	–	–
Borrowings	(1,690,220)	(1,690,220)	(1,868,750)	(1,868,750)	(3,082,500)	(3,082,500)	(1,886,834)	(1,886,834)	(1,162,000)	(1,162,000)
Deferred income tax liabilities	(143,351)	–	(20,987)	–	(1,670)	–	(369)	–	(1,057)	–
Other non-current liabilities	(932)	(932)	(110)	(110)	(25,288)	(25,288)	–	–	(54,977)	(54,977)
Total identifiable net assets/(liabilities)	1,477,775	1,047,721	380,357	317,395	(144,942)	(149,953)	401,505	400,400	209,374	206,206

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		For the year ended 31 December
			2014
	Unit	2015	(Restated)	Variance (%)
Operating revenue	Yuan	128,904,872,501	140,026,690,361	(7.94)
Profit before taxation	Yuan	23,385,127,195	21,571,414,928	8.41
Net profit attributable to equity holders of the Company	Yuan	13,786,050,131	12,182,589,039	13.16
Net profit attributable to equity holders of the
Company (excluding non-recurring items)	Yuan	13,513,008,075	10,573,786,696	27.80
Basic and diluted earnings per share	Yuan/Share	0.95	0.86	10.04
Basic earnings per share (excluding non-recurring items)	Yuan/Share	0.93	0.75	24.00 increased
Return on net assets (weighted average)%		19.29	17.41	by 1.88 percents
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		19.04	16.32	increased by 2.72 percents
Net cash flows from operating activities	Yuan	42,362,706,957	37,366,771,622	13.37

		31 December	31 December 2014
	Unit	2015	(Restated)	Variance(%)
Total assets	Yuan	299,729,722,622	300,880,856,737	(0.38)
Equity holders’ equity attributable to equity holders of the Company	Yuan	79,408,970,292	74,992,915,078	5.89

Note:	Formula of key financial ratios:

	Basic earnings per share	=	Net profit attributable to equity holders of the Company for the year/Weighted average number of ordinary shares

	Return on net assets (weighted average)	=	Net profit attributable to equity holders of the Company for the year/weighted average shareholders’ equity (excluding non-controlling interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)
For the year ended
Non-recurring Items	31 December 2015

Net loss from disposal of non-current assets	(404,842,541)
Government grants recognized though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	807,483,374
The loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(22,577,675)
Reversal of doubtful accounts receivable individually tested for impairments	3,528,765
Non-operating incomes and expenses besides items above	(23,233,610)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	127,410

Sub total	360,485,723

Impact of Income tax	(91,143,308)
Impact of non-controlling interests (net of tax)	3,699,641

Total	273,042,056

3	INCOME STATEMENTS

For the year ended 31 December 2015
(Amounts expressed in RMB, except per share data)

			For the year ended 31 December
			2015 Consolidated	2014 Consolidated (Restated)	2015 The Company	2014 The Company
1.	Operating revenue		128,904,872,501	140,026,690,361	48,824,765,477	54,274,073,969
	Less:	Operating cost	91,521,263,827	104,531,509,328	32,932,324,903	38,572,112,072
		business taxes and surcharges	1,157,760,341	1,048,802,181	542,106,120	507,303,964
		Selling expenses	4,437,495	4,352,164	–	–
		General and administrative expenses	3,996,645,229	4,017,451,835	2,191,040,671	2,211,149,608
		Financial expenses	7,809,346,597	8,414,745,133	4,700,579,758	5,066,748,348
		Impairment losses	3,090,152,798	2,182,202,940	2,328,220,669	2,864,048,634
	Add:	(Loss)/Gain from changes in fair value	(16,742,219)	42,537,663	–	–
		Investment income	1,697,195,977	1,429,446,404	8,459,059,750	6,072,404,178
		Including: in vestment income from associates and joint ventures	1,581,958,418	1,348,595,189	1,125,176,601	1,019,287,657

2.	Operating profit		23,005,719,972	21,299,610,847	14,589,553,106	11,125,115,521
	Add:	Non-operating income	1,001,815,518	1,013,448,704	740,072,096	2,906,647,171
		Including: gain from disposal of non-current assets	74,219,032	18,850,609	48,628,206	2,154,750,088
	Less:	Non-operating expenses	622,408,295	741,644,623	314,492,647	403,240,715
		Including: loss from disposal of non-current assets	479,061,573	488,677,800	236,014,572	278,618,600

3.	Profit before income tax		23,385,127,195	21,571,414,928	15,015,132,555	13,628,521,977
	Less:	Income tax expense	5,835,450,124	6,211,885,827	2,659,485,345	3,280,447,793

	For the year ended 31 December
	2015 Consolidated	2014 Consolidated (Restated)	2015 The Company	2014 The Company

4. Net profit	17,549,677,071	15,359,529,101	12,355,647,210	10,348,074,184
– Including: ne t profit of acquires under common control before the acquisition date	–	1,995,316,063	——	——
Attributable to:
– Equity holders of the Company	13,786,050,131	12,182,589,039	12,355,647,210	10,348,074,184
– Non-controlling interests	3,763,626,940	3,176,940,062	——	——

5. Earnings per share (based on the net profit attributable to equity holders of the Company)
Basic earnings per share	0.95	0.86	——	——
Diluted earnings per share	0.95	0.86	——	——

6. Other comprehensive income/(loss), net of tax	1,155,859,496	(239,936,042)	1,251,084,580	940,921,296
Items that may be reclassified subsequently to profit or loss, net of tax, attributable to shareholders of the Company:	1,155,955,799	(239,623,057)	1,251,084,580	940,921,296
Including: Fair value changes of availablefor-sale financial asset	558,260,758	840,288,684	558,260,758	840,288,684
Share of other comprehensive income of investees accounted for under the equity method	678,793,427	87,579,276	678,793,427	87,579,276
Effective portion of cash flow hedges	51,921,810	(789,915,025)	14,030,395	13,053,336
Translation differences of the financial statements of foreign operations	(133,020,196)	(377,575,992)	–	–
Other comprehensive income attributable to non-controlling, net of tax	(96,303)	(312,985)	——	——

7. Total comprehensive income	18,705,536,567	15,119,593,059	13,606,731,790	11,288,995,480
Attributable to
– Equity holders of the Company	14,942,005,930	11,942,965,982	13,606,731,790	11,288,995,480
– Non-controlling interests	3,763,530,637	3,176,627,077	——	——

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with “PRC GAAP”, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company
	2015	2014 (Restated)
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	13,786,050	12,182,589

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	273,157	261,471
Amortization of the difference in the recognition of housing benefits of previous years (b)	(940)	(940)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,016)	(27,016)
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (d)	(527,153)	(2,055,664)
Others	(145,125)	6,150
Applicable deferred income tax impact of the GAAP differences above (e)	136,507	18,842
Profit attributable to non-controlling interests on the adjustments above	156,453	371,885

Consolidated net profit attributable to equity holders of the Company under IFRS	13,651,933	10,757,317

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control and depreciation and amortization under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.